KA 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted] **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III

12013752

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 65845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Candlewood Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10-1/2 E. Washington Street
(No. and Street)

Cleveland	OH	44022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Vogelgesang (440) 247-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

32125 Solon Road	Solon	OH	44139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Vogelgesang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Candlewood Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public

My commission expires 11/15/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANDLEWOOD SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

SS&G

CANDLEWOOD SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2011 to December 31, 2011

Candlewood Securities LLC
(Name of Respondent)

10 ½ E. Washington Street
Cleveland, Ohio 44022
(Address of Principal Executive Office)

Mr. William Vogelgesang
Candlewood Securities LLC
10 ½ E. Washington Street
Cleveland, Ohio 44022
(440) 247-2800
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	8
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Statement Regarding Rule 15c3-3	10
Supplementary Report of Independent Auditors on Internal Control	11-13

SS&G

Certified Public Accountants and Advisers

Cleveland Office

32125 Solon Road

Cleveland, OH 44139

440-248-8787

fax: 440-248-0841

www.SSandG.com

Independent Auditors' Report

To the Members
Candlewood Securities LLC

We have audited the accompanying statement of financial condition of Candlewood Securities LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Candlewood Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

SS+G, Inc.

February 22, 2012

CANDLEWOOD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$	15,847
Prepaid expenses and other assets		3,029
TOTAL ASSETS	$	18,876

LIABILITIES AND MEMBERS' EQUITY

TOTAL LIABILITIES	$	-
MEMBERS' EQUITY		18,876
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	18,876

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		
Commissions	$	175,000
Other		2,104
		177,104
OPERATING EXPENSES		188,349
NET LOSS	$	(11,245)

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

BALANCE, January 1, 2011	$	25,121
Contributions		5,000
Net Loss		(11,245)
BALANCE, December 31, 2011	$	18,876

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,245)
Adjustments to reconcile net loss to net cash used in operations		
Decrease in prepaid expense		2,433
NET CASH USED IN OPERATING ACTIVITIES		(8,812)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions		5,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		5,000
NET DECREASE IN CASH		(3,812)
CASH, beginning of year		19,659
CASH, end of year	$	15,847

See accompanying notes to financial statements.

NOTE A - Summary of significant accounting policies

Business activity
Candlewood Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its members possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by agreement of the members.

As a member of the Financial Industry Regulatory Authority (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $15,847 at December 31, 2011. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0 to 1 at December 31, 2011.

Basis of accounting
The Company prepares its financial statements on the accrual basis of accounting according to generally accepted accounting principles.

Income taxes
The Company, with the consent of its members, was formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, Income Taxes (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2011, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2008.

NOTE A - Summary of significant accounting policies, continued

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Evaluation of subsequent events
The Company has evaluated events and transactions that occurred between December 31, 2011 and February 22, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B - Related party

Candlewood Partners, Inc. and Candlewood Partners, LLC are related parties by common ownership. The Company has a services agreement with both related parties. A management fee of $162,896 was paid to Candlewood Partners, Inc. during the year ended December 31, 2011.

Effective August, 2008, the Company entered into a revised operating agreement with Candlewood Partners, Inc., whereby the Company pays $440 per month for rent and utilities incurred by Candlewood Partners on behalf of the Company. Expenses of $5,280 were reported by the Company related to this agreement for the year ended December 31, 2011.

SS&G
Certified Public Accountants and Advisers

Cleveland Office
32125 Solon Road
Cleveland, OH 44139
440-248-8787
fax: 440-248-0841
www.SSandG.com

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

We have audited the accompanying financial statements of Candlewood Securities LLC (the Company) as of and for the year ended December 31, 2011, and have issued our report thereon dated February 22, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on pages 9 and 10 and required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted by the United States of American. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

SS+G, Inc.

February 22, 2012

CANDLEWOOD SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

NET CAPITAL		
Total members' equity from statement of financial condition	$	18,876
Deductions and/or charges		
Nonallowable assets: Prepaid expense		3,029
Net capital before haircuts on security positions		15,847
Haircuts on securities		-
NET CAPITAL	$	15,847
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of Total Aggregate Indebtedness)	$	-
Minimum dollar required net capital	$	5,000
Net capital requirement	$	5,000
EXCESS NET CAPITAL	$	10,847

CANDLEWOOD SECURITIES LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2011

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3 under Section (k)(2)(i) of the rule.

SS&G
Certified Public Accountants and Advisers

Cleveland Office
32125 Solon Road
Cleveland, OH 44139
440-248-8787
fax: 440-248-0841
www.SSandG.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

In planning and performing our audit of the financial statements of Candlewood Securities LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

SS&G

www.SSandG.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS+D, Inc.

February 22, 2012

SS&G

www.SSandG.com